Mail Stop 4720

September 25, 2009

Mr. Robert E. Conway
Chief Executive Officer
Array BioPharma Inc.
3200 Walnut Street
Boulder, CO 80301

> **Re:** **Array BioPharma Inc.**
> **Amendment No. 1 to Registration Statement on Form S-3**
> **Filed on September 24, 2009**
> **File Number 333-161633**

Dear Mr. Conway:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Amendment No. 1 to Form S-3

1. Please refer to your response to Comment 1. We note that you have requested confidential treatment of Exhibit 10.38 of the Form 10-K for the Fiscal Year Ended June 30, 2009. Please note that all comments related to your confidential treatment request must be fully resolved before we take final action on the registration statement.

2. We note your disclosure on pages 1-2 of your filing that all of the shares of common stock being offered and sold under the prospectus are shares issuable upon the exercise of warrants, and that "the warrants may be redeemed or certain failure payments may be satisfied in shares of common stock that may be issued following certain major transactions, events of default and upon the occurrence of certain events specified in the warrants."

   - Please expand your filing to provide a description of the redemption provisions, including a discussion of how the redemption price will be determined.

- Please expand your filing to provide a description of the failure payments. In addition, please quantify the failure payments, or explain how the amount of failure payments will be determined.

- Please expand your filing to provide a more specific description of the events or transactions that trigger redemption of the warrants or satisfaction of failure payments, should the events occur.

Although the Form of Warrant Agreement may be found in the Form 8-K/A filed September 24, 2009, the information is relevant to your offering and must be included in the registration statement for the investor's understanding.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Carin M. Kutcipal
        Hogan & Hartson L.L.P.
        1470 Walnut Street, Suite 200
        Boulder, CO 80302